UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

LogicVision, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

54140W305
(CUSIP Number)

Gregg E. Adkin, Valley Ventures II, L.P.
80 East Rio Salada Parkway, Suite 710
Tempe, Arizona 85281
(480) 661-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2009
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

     Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other revisions of the Act (however, see the Notes).

CUSIP No . 54140W305

1	NAMES OF REPORTING PERSONS
Valley Ventures II, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
	(See Instructions)	(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	346,491 shares

	8	SHARED VOTING POWER	0 shares

	9	SOLE DISPOSITIVE POWER	346,491 shares

	10	SHARED DISPOSITIVE POWER	0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
346,491 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

____________________

(1) Based on 9,473,572 shares of LogicVision, Inc. (the “Company”) common stock, $0.0001 par value (“Common Stock”) outstanding as of March 31, 2009, as reported on the Company’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2008.

CUSIP No . 54140W305

1	NAMES OF REPORTING PERSONS
Valley Ventures III, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
	(See Instructions)	(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	592,678 shares

	8	SHARED VOTING POWER	0 shares

	9	SOLE DISPOSITIVE POWER	592,678 shares

	10	SHARED DISPOSITIVE POWER	0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
592,678 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

____________________

(1) Based on 9,473,572 shares of the Company’s Common Stock outstanding as of March 31, 2009, as reported on the Company’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2008.

CUSIP No . 54140W305

1	NAMES OF REPORTING PERSONS
VV II Management, L.L.C.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
	(See Instructions)	(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	346,491 shares

	8	SHARED VOTING POWER	0 shares

	9	SOLE DISPOSITIVE POWER	346,491 shares

	10	SHARED DISPOSITIVE POWER	0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
346,491 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

____________________

(1) Based on 9,473,572 shares of the Company’s Common Stock outstanding as of March 31, 2009, as reported on the Company’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2008.

CUSIP No . 54140W305

1	NAMES OF REPORTING PERSONS
VV III Management, L.L.C.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
	(See Instructions)	(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	592,678 shares

	8	SHARED VOTING POWER	0 shares

	9	SOLE DISPOSITIVE POWER	592,678 shares

	10	SHARED DISPOSITIVE POWER	0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
592,678 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

____________________

(1) Based on 9,473,572 shares of the Company’s Common Stock outstanding as of March 31, 2009, as reported on the Company’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2008.

CUSIP No . 54140W305

1	NAMES OF REPORTING PERSONS
John M. Holliman III
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
	(See Instructions)	(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0 shares

	8	SHARED VOTING POWER	939,169 shares

	9	SOLE DISPOSITIVE POWER	0 shares

	10	SHARED DISPOSITIVE POWER	939,169 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
939,169 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

____________________

(1) Based on 9,473,572 shares of the Company’s Common Stock outstanding as of March 31, 2009, as reported on the Company’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2008.

CUSIP No . 54140W305

1	NAMES OF REPORTING PERSONS
Gregg E. Adkin
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
	(See Instructions)	(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	26,000 shares

	8	SHARED VOTING POWER	939,169 shares

	9	SOLE DISPOSITIVE POWER	26,000 shares

	10	SHARED DISPOSITIVE POWER	939,169 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
965,169 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

____________________

(1) Includes 26,000 shares of Common Stock that can be acquired upon the exercise of stock options that are or will be exercisable within 60 days.
(2) Based on 9,473,572 shares of the Company’s Common Stock outstanding as of March 31, 2009, as reported on the Company’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2008.

CUSIP No . 54140W305

1	NAMES OF REPORTING PERSONS
Lawrence J. Aldrich
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
	(See Instructions)	(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0 shares

	8	SHARED VOTING POWER	0 shares

	9	SOLE DISPOSITIVE POWER	0 shares

	10	SHARED DISPOSITIVE POWER	0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Explanatory Note:

     This Amendment No. 3 (Amendment No. 3) to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by each Reporting Person listed below on January 21, 2005 and amended on March 29, 2005 and June 27, 2006 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.0001 per share (“Common Stock”), of LogicVision, Inc. (the “Company”), amends and restates the Schedule 13D. This Amendment No. 3 reflects the 1-for-2.5 reverse stock split of the Company Common Stock which became effective March 12, 2008.

Item 1. Security and Issuer

     This statement on Schedule 13D relates to the Company’s Common Stock. The Company’s principal executive office address is 25 Metro Drive, Third Floor, San Jose, California 95110.

Item 2. Identity and Background

     (a) This Statement is jointly filed by the following persons (each a “Reporting Person”):

  Valley Ventures II, L.P., a Delaware limited partnership (“Ventures II”);

  Valley Ventures III, L.P., a Delaware limited partnership (“Ventures III”);

  VV II Management, L.L.C., a Delaware limited liability company, which is the General Partner of Ventures II (“VVII”);

  VV III Management, L.L.C., a Delaware limited liability company, which is the General Partner of Ventures III (“VVIII”);

  John M. Holliman III, who is a managing member of VVII and VVIII and a limited partner of Ventures II and Ventures III (“Holliman”);

  Gregg E. Adkin, who is a managing member of VVII and VVIII and a limited partner of Ventures II and Ventures III (“Adkin”); and

  Lawrence J. Aldrich, who was formerly a managing member of VVIII and a limited partner of Ventures III (“Aldrich”).

     (b)-(c) The business address of Ventures II and Ventures III is 80 East Rio Salado Parkway, Suite 710, Tempe, Arizona 85281. Ventures II and Ventures III are venture capital investment funds.

          The business address of VVII and VVIII is 80 East Rio Salado Parkway, Suite 710, Tempe, Arizona 85281. VVII serves as the General Partner of Ventures II and VVIII serves as the General Partner of Ventures III.

          The business address of Holliman is 80 East Rio Salado Parkway, Suite 710, Tempe, Arizona 85281. Holliman is a venture capital investor who, among other things, serves as a managing member of VVII and VVIII and who is a limited partner of Ventures II and Ventures III.

          The business address of Adkin is 80 East Rio Salado Parkway, Suite 710, Tempe, Arizona 85281. Adkin is a venture capital investor who, among other things, serves as a managing member of VVII and VVIII and who is a limited partner of Ventures II and Ventures III.

          The business address of Aldrich is 4280 N. Campbell Ave., Suite 214, Tucson, Arizona 85718. Aldrich is the Chief Operating Officer of The Critical Path Institute, a publicly-funded non-profit organization that fosters research and educational programs intended to enable the pharmaceutical industry to safely accelerate the development of new medications.

     (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding, if any, traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Holliman, Adkin, and Aldrich are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

     As reported on Amendment No. 2 to Schedule 13D, as filed with the SEC on June 27, 2006 (“Amendment No. 2”), Ventures II acquired 126,920 shares of Common Stock and Ventures III acquired 209,772 shares of Common Stock. As reported on Amendment No. 1 to Schedule 13D, as filed with the SEC on March 29, 2005 (“Amendment No. 1”), Ventures II and Ventures III received shares of Common Stock from the Company as consideration for the Company’s acquisition of SiVerion, Inc., an entity in which both Ventures II and Ventures III had invested. As part of this acquisition, the Company agreed to pay Ventures II and Ventures III an additional sum of cash in November 2006 if the price of the Company’s Common Stock was not trading at certain predetermined levels. In lieu of this cash settlement, on June 23, 2006, the Company and each of Ventures II and Ventures III agreed to accept additional shares of the Company’s Common Stock, at a price equal to the trading price of the Company’s Common Stock on the date of the acquisition in 2004, or $1.73 per share.

Item 4. Purpose of Transaction

     On May 6, 2009, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Mentor Graphics Corporation, an Oregon corporation (“Mentor”), and Fulcrum Acquisition Corporation, a wholly-owned subsidiary of Mentor (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and as a wholly-owned subsidiary of Mentor (the “Merger”). In connection with the Merger, Ventures II, Ventures III and Adkin entered into support agreements with Mentor, pursuant to which each of them agreed to vote the shares of the Company’s Common Stock held by them to adopt the Merger Agreement and, subject to certain exceptions, not to dispose of their shares prior to the date of the Company’s stockholder vote to adopt the Merger Agreement.

Item 5. Interest in Securities of the Issuer

     (a)-(b) Ventures II beneficially owns an aggregate of 346,491 shares of the Company’s Common Stock, representing approximately 3.7% of the Company’s outstanding Common Stock. Ventures II holds sole power to vote and to dispose of the shares that it owns.

          Ventures III beneficially owns an aggregate of 592,678 shares of the Company’s Common Stock, representing approximately 6.3% of the Company’s outstanding Common Stock. Ventures III holds sole power to vote and to dispose of the shares that it owns.

          VVII beneficially owns an aggregate of 346,491 shares of the Company’s Common Stock, representing approximately 3.7% of the Company’s outstanding Common Stock, by virtue of its role as General Partner of Ventures II. As such, VVII has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the shares of Common Stock held by Ventures II. VVII disclaims beneficial ownership of all shares of Common Stock held by Ventures II except to the extent that its interest in such shares arises from its interest, if any, in Ventures II.

          VVIII beneficially owns an aggregate of 592,678 shares of the Company’s Common Stock, representing approximately 6.3% of the Company’s outstanding Common Stock, by virtue of its role as General Partner of Ventures III. As such, VVIII has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of shares of Common Stock held by Ventures III. VVIII disclaims beneficial ownership of all shares of Common Stock held by Ventures III except to the extent that its interest in such shares arises from its interest, if any, in Ventures III.

          Holliman beneficially owns an aggregate of 939,169 shares of the Company’s Common Stock, representing approximately 9.9% of the Company’s outstanding Common Stock, by virtue of his role as a managing member of VVII (which is the General Partner of Ventures II) and as a managing member of VVIII (which is the General Partner of Ventures III). Pursuant to the operating agreements of VVII and VVIII, Holliman has (a) shared power to vote or to direct the vote of all 939,169 shares held by Ventures II and Ventures III; and (b) shared power to dispose or direct the disposition of all 939,169 shares held by Ventures II and Ventures III. Holliman disclaims beneficial ownership of all shares of Common Stock held by Ventures II, Ventures III, VVII, or VVIII except to the extent that his interests in such shares arises from his interest, if any, in such entities.

          Adkin beneficially owns an aggregate of 965,169 shares of the Company’s Common Stock, representing approximately 10.2% of the Company’s outstanding Common Stock, by virtue of (i) his role as a managing member of VVII (which is the General Partner of Ventures II) and as a managing member of VVIII (which is the General Partner of Ventures III), and (ii) his ownership of options to acquire 26,000 shares of Common Stock, which will vest within 60 days of the filing date of this Statement. Pursuant to the operating agreements of VVII and VVIII, Adkin has (a) shared power to vote or to direct the vote of all 939,169 shares held by Ventures II and Ventures III; and (b) shared power to dispose or direct the disposition of all 939,169 shares held by Ventures II and Ventures III. Adkin also has sole power to vote and dispose of the 26,000 shares of Common Stock issuable upon exercise of the options that he holds. Adkin disclaims beneficial ownership of all shares of Common Stock held by Ventures II, Ventures III, VVII, or VVIII except to the extent that his interests in such shares arises from his interest, if any, in such entities.

          Aldrich beneficially owns an aggregate of 0 shares of the Company’s Common Stock, representing 0% of the Company’s outstanding Common Stock. As reported on Amendment No. 1 and Amendment No. 2, Aldrich was formerly a managing member of VVIII, which is the General Partner of Ventures III. Since the date of Amendment No. 1, Aldrich resigned his position as managing member of VVIII. Accordingly, although he remains a general member of VVIII and a limited partner in Ventures III, he no longer has any power to control VVIII or Ventures III, and in turn has no power to control the vote or disposition of Common Stock held by Ventures III.

     (c) The Reporting Persons did not engage in any transactions in the Company’s Common Stock affected during the past 60 days.

     (d) The limited partners of Ventures II and Ventures III have the right to receive dividends or proceeds from the sale of the Company’s Common Stock held by Ventures II and Ventures III, respectively, according to the terms of those entities’ respective partnership agreements.

     (e) Aldrich ceased to be the beneficial owner of more than 5% of the Company’s Common Stock since the date of Amendment No. 1 because he resigned his position as managing member of VVIII, which is the General Partner of Ventures III. Although Mr. Aldrich remains a general member of VVIII and a limited partner of Ventures III, he no longer has control over VVIII or Ventures III, and in turn has no power to control the vote or disposition of shares of the Company’s Common Stock held by Ventures III.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     See Item 4.

Item 7. Material to be Filed as Exhibits

     The following documents are included as exhibits to this Schedule 13D:

     Exhibit A: Joint filing agreement of the signatories to this Statement (previously filed).

     Exhibit B: Form of Support Agreement, dated May 6, 2009.

SIGNATURES

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 12, 2009

Valley Ventures II, L.P.

By:	VV II Management, L.L.C.
Its:	General Partner

/s/ Gregg E. Adkin
Gregg E. Adkin, Managing Member

Valley Ventures III, L.P.

By:	VV III Management, L.L.C.
Its:	General Partner

/s/ Gregg E. Adkin
Gregg E. Adkin, Managing Member

VV II Management, L.L.C.

/s/ Gregg E. Adkin
Gregg E. Adkin, Managing Member

VV III Management, L.L.C.

/s/ Gregg E. Adkin
Gregg E. Adkin, Managing Member

*
John M. Holliman III

/s/ Gregg E. Adkin
Gregg E. Adkin

*
Lawrence J. Aldrich

*By:	/s/ Gregg E. Adkin
Gregg E. Adkin, Attorney-in-Fact